                                                                TIMOTHY S. HEARN
                                                                         PARTNER
                                                                  (612) 340-7802
                                                              FAX (612) 340-8738
                                                            hearn.tim@dorsey.com

June 21, 2006

VIA EDGAR SUBMISSION

Ms. Peggy A. Fisher
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

      Re: ATS Medical, Inc.
          Registration Statement on Form S-4
          Filed April 18, 2006
          File No. 333-133341

Dear Ms. Fisher:

      On behalf of ATS Medical, Inc., a Minnesota corporation (the "Company"), in connection with the Company's Registration Statement on Form S-4 filed on April 18, 2006 (the "Registration Statement"), we enclose herewith responses to comments 60-62 received from you on behalf of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission"), in a letter dated May 12, 2006 (the "Comment Letter"). Comments 60-62 relate to the Commission's comments to the Company's Annual Report on Form 10-K (the "Form 10-K") for the fiscal year ended December 31, 2005. As discussed with Donald Hunt of your office in a phone call on June 20, 2006, the Company is responding to these comments in a separate letter in hopes of resolving these comments before filing amendments to the Form 10-K and the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 (the "Form 10-Q") to reflect these responses. For ease of reference in this letter, each of the Commission's comments contained in the Comment Letter appears directly above the corresponding response of the Company.

      In response to comments 60-62, as described herein, the Company plans to restate its financial statements and other financial information to give effect to derivative accounting treatment required in connection with the Company's Convertible Senior Notes issued in October 2005 (the "Notes"). In addition to the comment responses outlined below, we have also enclosed selected portions of the Form 10-K/A which the Company expects to file after resolution of these comments. The portions of the Form 10-K/A accompanying this letter consist of the following:

      - An Explanatory Note to be included immediately following the cover page of the Form 10-K/A;

Securities and Exchange Commission
June 21, 2006
Page 2

      -     Consolidated Balance Sheets at December 31, 2005 (Restated) and
            2004;

      - Consolidated Statements of Operations for the years ended December 31, 2005 (Restated), 2004 and 2003;

      - Consolidated Statement of Changes in Shareholders' Equity for the years ended December 31, 2005 (Restated), 2004 and 2003;

      - Consolidated Statements of Cash Flows for the years ended December 31, 2005 (Restated), 2004 and 2003;

      - A new Note 2 to the Consolidated Financial Statements labeled "Restatement of Financial Statements" and

      - A revised Note 7 to the Consolidated Financial Statements labeled "Long-Term Debt (Restated)."

These portions of the Form 10-K/A were selected in order to show the Staff the accounting treatment that the Company has concluded is appropriate for the Notes. The Form 10-K/A will reflect additional changes in other sections of the report flowing from this change in accounting treatment and the restatement of the Company's financial statements.

      As discussed in my phone call with Mr. Hunt, as promptly as practicable following the Staff's review of the Company's responses to comments 60-62 and the Company's conclusions regarding the appropriate accounting treatment for the Notes, the Company will file (1) an amendment to the Form 10-K containing the restated financial statements and other financial information reflecting this revised accounting treatment, (2) an amendment to the Form 10-Q reflecting the impact on that quarter of the changes made in the accounting treatment of the Notes and (3) Amendment No. 1 to the Registration Statement responding to comments 1-59 contained in the Commission's Comment Letter.

FORM 10-K FOR ATS MEDICAL. INC. FOR THE YEAR ENDED DECEMBER 31, 2005 CONSOLIDATED FINANCIAL STATEMENTS

Note 6. Long-Term Debt, page F-13

      60. Comment:

      We see that you have issued convertible notes and that you may incur liquidated damages or penalties pursuant to a registration rights agreement. Please refer to the guidance provided in the Division of Corporation Finance's Current Accounting and Disclosure Issues Outline at http://www.sec.gov and address the following:

      - Please ensure that you have fully disclosed all of the material terms of the convertible notes and warrants, including but not limited to, the conditions under

Securities and Exchange Commission
June 21, 2006
Page 3

            which you or the holder may convert into common shares, the conversion rate and all conditions that may result in adjustments to that rate, any conditions under which you or the holder may accelerate payment of the notes, the interest rate and the conditions that result in adjustments to that rate and cashless exercise provisions of the warrants. Likewise, please clearly describe the material terms of the registration rights agreements, including the conditions under which you would be required to pay liquidated damages.

      - Tell us how you have considered the guidance provided in EITF 05-4 The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to Issue No. 00-19 in concluding how to account for these instruments. While we note that the EITF has not reached a consensus on this issue and has deferred deliberation until the FASB addresses certain questions which could impact a conclusion on this issue, please tell us how you considered the guidance in EITF 05-4 and the different views on this issue as outlined in Issue Summary No. 1 to EITF 05-4 in analyzing the registration rights agreement and in considering whether you are required to bifurcate the conversion option from the debt host.

      - Tell us how you have applied the guidance in EITF Issue 00-19 in evaluating whether any features of your convertible notes are embedded derivatives that you should separate from the debt host, record as liabilities and account for at fair value under SFAS 133. Specifically respond with respect to the conversion feature. In that regard, it appears that the notes may not meet the definition of conventional convertible in paragraph 4 of EITF Issue 00-19 since the notes have a feature wherein the conversion price is reset under certain circumstances. We also note that you currently have insufficient shares to satisfy the convertible notes in shares. Please provide us with your analysis of each of the embedded features under paragraphs 12-32 of EITF 00-19.

            Your response should thoroughly support your accounting for the convertible notes and tell us what you did to identify any embedded derivatives requiring bifurcation pursuant to SFAS 133.

      Response:

      In response to the Staff's comment regarding the Notes:

      - The Company has reviewed its disclosures related to the Notes and determined that additional disclosure should be included for items such as the change-in-control put features, the Company's ability to force conversion of the Notes and related penalties, the Company's ability to change the conversion price under certain circumstances, the ability of the warrant holders to exercise on a net-share settlement basis, and the liquidating damages provisions of the registration rights agreement. The Company plans to make these disclosures in its restated financial

Securities and Exchange Commission
June 21, 2006
Page 4

            statements which it anticipates issuing upon concurrence from the SEC regarding the accounting for these agreements. The Company will also add disclosure related to its evaluation of certain embedded derivatives as discussed below. The Company has attached as an addendum to this letter its draft restated financial statements and proposed disclosures relating to the restatement.

      - As the SEC staff notes in the Comment Letter, no consensus has been reached on EITF 05-04 as of yet. In addition, the FASB has an item on its agenda to determine if a freestanding registration rights agreement meets the definition of a derivative. However, the Company has considered whether the liquidated damages clause affects the accounting for the convertible debt under EITF 00-19, in particular paragraphs 25, 16 and 17. Failure of the Company to make SEC filings on a timely basis, including filing an initial registration statement as well as continued periodic reporting, would cause the payment of liquidated damages as a registration statement would not be deemed effective. The bold heading that precedes paragraph 25 appears therefore to require liability classification. The Company believes, however, that the summary heading only attempts to summarize the guidance in the subsequent paragraph. The subsequent paragraph does not directly apply to the Company's fact pattern since the payment of liquidated damages is required in addition to the physical settlement of the conversion option rather than being an alternative net cash settlement. The Company believes that the liquidated damages provisions of the registration rights agreement do not require liability accounting, but, rather, consideration as a separate contingent liability accounted for under FAS 5. The Company notes again that the FASB staff has not decided if a registration rights agreement is a derivative, and believes that FAS 5 is a reasonable basis for the Company's current accounting.

            The Company acknowledges that the EITF may reach a position contrary to the Company's position once a consensus is reached on EITF 05-04, and has therefore also considered the appropriate accounting if it were to assume that, in fact, the penalty is assumed to represent a net-cash settlement alternative for the debt, or perhaps better said, a penalty for settling in unregistered shares versus registered shares. If this is assumed to be the case, then paragraphs 16 and 17 of EITF 00-19 must be considered applicable. The requirement to pay liquidated damages would result in liability classification unless such potential payments were capped at an amount that would not exceed the discount in fair value between registered and unregistered shares. If the payments were not capped at such an amount, the settlement alternative of delivering unregistered shares would be uneconomic and would be disregarded in classifying the debt. Under the terms of the agreement, the damages are only payable for a period of two years from the closing date unless cured. The maximum penalty is therefore approximately 2% of the closing sale price. The Company believes this does not exceed a reasonable discount in fair value between registered and unregistered shares and that liability accounting would,

Securities and Exchange Commission
June 21, 2006
Page 5

            therefore, not be required even under this interpretation of the provisions of EITF 00-19.

      - The Company has reviewed the convertible debt agreement in accordance with EITF 05-02 and determined that the instrument does not qualify for the "conventional convertible debt" scope exception of EITF 00-19. Further, the Company has identified several embedded components that qualify for derivative accounting under EITF 00-19 and SFAS 133. The embedded derivatives and the Company's conclusions on each are detailed below:

            Conversion Feature - The convertible debt agreement permits convertible debt holders to exchange their debt instruments for common stock at a conversion rate of $4.20 per share. The Company had insufficient authorized common shares as of the closing date, which requires this embedded instrument to be bifurcated from the debt agreement in a single derivative that will incorporate all imbedded features, and classified as a liability in accordance with EITF 00-19. Further, the Company has concluded that this instrument is classified as a derivative under SFAS 133. The Company has obtained a third party valuation of the conversion feature and has determined that the accounting and disclosure related to this component is material to the 2005 financial statements and those of the first quarter of 2006. The Company plans to restate its financial statements and amend the Form 10-K and the Form 10-Q once it has obtained concurrence from the Staff on its accounting for this instrument. The fair value of these instruments will be determined on a quarterly basis based on the current shortfall of authorized shares since the debt agreement explicitly allows partial share settlement and other variables.

            Put Option - The convertible debt agreement permits holders of the convertible debt instruments to put the debt back to the Company at any one of three dates or in the event of a change in control. If the debt is put back to the Company at any one of the predetermined dates, the debt holder will receive face value of the notes plus any accrued interest. In a change in control, the debt holder may put the debt back to the Company, and receive the remaining interest payments that would have been received on the notes within three years of issuance. The Company has reviewed these provisions in consideration of paragraph 61(d) of SFAS 133 and DIG Issue B16 and determined that the embedded put provision is not clearly and closely related to the debt host instrument and must be bifurcated. Under paragraph 13 of SFAS 133, the Company determined a change in control within three years may result in a return to debt holders that exceeds double the normal return on the instrument and therefore requires accounting as a derivative instrument. The Company performed a valuation of the embedded put instrument and determined that the value of this instrument is not significant. The valuation considers such factors as the timing and probability of a change in control within

Securities and Exchange Commission
June 21, 2006
Page 6

            three years and the stock price at which a change in control takes place. In connection with the restatement of the Company's financial statements, the Company will provide additional disclosure as to the timing and payment provisions associated with the debt holders put rights, and will continue to mark this embedded derivative to market in future periods.

            Automatic Conversion Feature - Under Section 15.3 of the convertible debt agreement, the Company has the option to force conversion of the debt if the Company's shares trade above a price equal to 150% of the conversion price of the debt. If forced conversion were to take place within the first three years of the agreement the Company would be obligated to pay additional cash amounts equal to $181.33 less interest paid to date per $1,000 of principal. This embedded conversion feature was evaluated under paragraph 61(d) of SFAS 133 and DIG Issue 16B and was determined to be not clearly and closely related to the debt host instrument, and therefore must be bifurcated. Under paragraph 13 of SFAS 133, the Company determined that in certain situations (i.e. a forced conversion before three years) the return to debt holders may be double the normal return on the debt instrument and therefore the automatic conversion feature requires accounting as a derivative instrument. The Company performed a valuation of the embedded automatic call provision and determined that the value of this instrument is not significant. The valuation considers such factors as the probability the Company's common stock would attain the required level for conversion and the probability the conversion would be forced. In connection with the restatement of the Company's financial statements, the Company will provide additional disclosure at to the stock price at which conversion may be forced and payment provisions associated with the Company's call rights, and will continue to mark this embedded derivative to market in future periods.

            Change in Control Provision - In the event of a change in control, debt holders have the right to put the debt back to the Company (see analysis above) or if they hold or convert the debt to common shares they will receive additional shares based on the stock price of the Company on the date of the change in control. The Company has reviewed this provision in consideration of paragraph 61(d) of SFAS 133 and DIG Issue B16 and determined that the embedded change in control provision is not clearly and closely related to the debt host instrument and must be bifurcated. Under paragraph 13 of SFAS 133, the Company determined that in a change in control the debt holders may receive a return that is considered to be more than double the normal return on the instrument and therefore requires accounting as a derivative instrument. The Company performed a valuation of the embedded change in control feature and determined that the value of this derivative is not significant. The valuation considers such factors as the timing and probability of a change in control and the stock price at which a change in control takes place. In connection with the restatement of the Company's

Securities and Exchange Commission
June 21, 2006
Page 7

            financial statements, the Company will provide additional disclosure as to the adjustment to the conversion price of the notes in a change in control transaction, and will continue to mark this embedded derivative to market in future periods.

      61. Comment:

      In addition, it appears that the warrants issued in connection with the notes are also subject to the same registration rights agreement noted above for the convertible debt. As a result, we note the accounting and classification of these freestanding instruments may also be impacted depending on your view as to the appropriate accounting for the instruments under EITF 00-19 and your consideration of EITF 05-4. We also note that your warrants have a cashless exercise provision and that you currently have insufficient shares to satisfy the convertible debt and the warrant obligations in shares. Please advise in detail.

      Response:

      As the Staff notes in the Comment Letter, no consensus has been reached on EITF 05-04 as of yet. In addition, the FASB has an item on its agenda to determine if a freestanding registration rights agreement meets the definition of a derivative. However, the Company has considered whether the liquidated damages clause affects the accounting for the warrants under EITF 00-19, in particular paragraphs 25, 16 and 17.

      Failure of the Company to make SEC filings on a timely basis, including filing an initial registration statement as well as continued periodic reporting, would cause the payment of liquidated damages as a registration statement would not be deemed effective. The bold heading that precedes paragraph 25 appears therefore to require liability classification of the warrants. The Company believes, however, that the summary heading only attempts to summarize the guidance in the subsequent paragraph, The subsequent paragraph does not directly apply to our fact pattern since the payment of liquidated damages is required in addition to the physical or net share settlement of the warrants rather then being an alternative net cash settlement. The Company believes that the liquidated damages provisions of the registration rights agreement do not require liability accounting for the warrants but, rather, consideration as a separate contingent liability accounted for under FAS 5. The Company notes again that the FASB staff has not decided if a registration rights agreement is a derivative, and the Company believes that FAS 5 is a reasonable basis for the current accounting.

      The Company acknowledges that the EITF may reach a position contrary to the Company's once a consensus is reached on EITF 05-04, and have therefore also considered the appropriate accounting if the Company were to assume that, in fact, the penalty is interpreted to represent a net-cash settlement alternative for the warrants, or perhaps better said, a penalty for settling in unregistered shares versus registered shares. If this is assumed to be the case, then paragraphs 16 and 17 of EITF 00-19 must be considered applicable. The requirement to pay liquidated damages would result in liability classification unless such potential payments were capped at an amount that would not exceed the discount in fair value between registered and

Securities and Exchange Commission
June 21, 2006
Page 8

unregistered shares. If the payments were not capped at such an amount, the settlement alternative of delivering unregistered shares would be uneconomic and would be disregarded in classifying the warrants. Under the terms of the agreement, the damages are only payable for a period of two years from the closing date unless cured. The maximum penalty is therefore approximately 2% of the closing sale price. The Company believes that this does not exceed a reasonable discount in fair value between registered and unregistered shares and that liability accounting would therefore not be required for the warrants even under this interpretation of the provisions of EITF 00-19.

      The Company has determined that the warrants issued to the convertible debt holders do not require derivative accounting because all provisions of paragraphs 12-32 of EITF 00-19 have been met. As noted in the convertible debt agreement, authorized shares sufficient to settle an exercise of the warrants have been reserved for such purpose and therefore the Company has sufficient authorized shares to settle this obligation. Further, the debt agreement states that before considering whether sufficient shares are authorized to settle the convertible debt conversion feature, first the shares potentially issuable under the warrant agreement shall be considered as outstanding. The Company has analyzed its available shares for issuance from the transaction date through the end of the first quarter of 2006 and determined that sufficient shares were available to settle the warrant obligation at all times. As the Company has had, at all times, sufficient authorized shares with respect to the warrant agreement, the cashless exercise provisions of the warrants are not applicable. The fair value of the warrants was recorded in additional paid in capital and the related original issue discount is being amortized against interest expense over the term of the debt (twenty years).

Securities and Exchange Commission
June 21, 2006
Page 9

Note 16. Quarterly Financial Data, page F-18

      62. Comment:

      Tell us why none of the $1.8 million of production variances and ramp-up costs related to prior quarters. Explain why you believe the entire charge is a fourth quarter event.

      Response:

      As disclosed in the Form 10-K, the Company continued to ramp up in-house production of its mechanical heart valves during 2005. During 2004, the Company expensed as period costs those costs considered to be start-up costs as it transitioned to in-house production. At the beginning of 2005, the Company established standard costs based on the expected manufacturing costs of the valves. During the first half of 2005, the Company incurred significant unfavorable manufacturing variances. At that time, the Company assumed that the variances reflected the fact that the standards were set too low and that the actual costs were higher, because it believed it had passed the start-up stage of production. However, as the Company's experience and expertise with carbon manufacturing grew throughout the year, including input from outside consultants, the Company began to achieve per unit manufacturing costs significantly less than incurred earlier in the year, and more consistent with the original standards costs. Based on this information, management concluded that the variances capitalized in earlier quarters were really a continuation of the start-up process. Thus, the Company concluded that it should expense as a change in estimate such excess costs related to units produced in the earlier quarters and still on hand as of December 31, 2005.

                                      * * *

      For your convenience, we are sending to your attention three courtesy copies of this letter and its enclosures. The Company would like to file its responses to the other comments in the Comment Letter as soon as possible. Accordingly, we would appreciate the Staff's prompt review of this letter and its enclosures.

      If you have any questions regarding this letter or its enclosures, please feel free to contact me at (612) 340-7802, or in my absence, Ted Cadwell at
(612) 343-2160 or Amy Schneider at (612) 340-2971.

Sincerely,

/s/ Timothy S. Hearn

Timothy S. Hearn

Enclosures
cc: John R. Judd, ATS Medical, Inc.

                                EXPLANATORY NOTE

OVERVIEW. This Amendment No. 2 on Form 10-K/A (the "Form 10-K/A") to our Annual Report on Form 10-K for the fiscal year ended December 31, 2005, initially filed with the Securities and Exchange Commission ("SEC") on March 7, 2006 (the "Original Filing") and as amended by Amendment No. 1 filed on April 28, 2006, is being filed to restate our 2005 consolidated financial statements, certain notes to our 2005 consolidated financial statements and other financial information to give effect to derivative accounting treatment required for the Company's Convertible Senior Notes issued in October, 2005 (the "Notes").

The information contained in this Form 10-K/A, including the financial statements and notes thereto, amends only Items 1A, 6, 7, 8, 9A and 15 of our Original Filing, in each case to reflect only the adjustments described herein, and no other information in our Original Filing is amended hereby. Except for the foregoing amended information, the Original Filing, as amended, continues to describe conditions as of March 7, 2006, the date of the Original Filing, and does not reflect events occurring after March 7, 2006, or modify or update those disclosures that may have been affected by subsequent events.

FINANCIAL STATEMENT RESTATEMENT. As stated above, we are filing this Form 10-K/A to restate our 2005 consolidated financial statements and other financial information to give effect to derivative accounting treatment required for the Notes. The determination to restate these financial statements was made after an error was discovered in June 2006 in the accounting for embedded derivatives related to the Notes under Financial Accounting Standards Board (FASB) Statement No.133, Accounting for Derivative Instruments and Hedging Activities and related Emerging Issues Task Force (EITF) and SEC rules.

The following table summarizes the effect of the restatement on the statement of operations (dollars in thousands):

                                                                                            Year Ended December 31, 2005
                                                                                  ----------------------------------------------
                                                                                  As Previously
                                                                                    Reported        Adjustments      As Restated
                                                                                  -------------     -----------      -----------
Operating loss                                                                    $     (16,187)              -      $   (16,187)

Interest expense, net of interest income                                                   (376)             40             (336)
Change in value of derivative liability bifurcated from convertible senior notes              -           1,825            1,825

Net loss                                                                          $     (16,563)    $     1,865      $   (14,698)

Net loss per share-basic and diluted                                              $       (0.53)    $      0.06      $     (0.47)

The restatement does not have an impact on cash flow.

IMPACT ON MANAGEMENT'S ASSESSMENT OF INTERNAL CONTROL OVER FINANCIAL REPORTING. In connection with the restatement, we reevaluated our disclosure controls and procedures. We concluded that our failure to correctly apply FASB Statement No.133 and its related interpretations and rules with respect to the embedded derivative accounting treatment required for our Convertible Senior Notes constituted a material weakness in our internal control over financial reporting. Solely as a result of this material weakness, we concluded that our disclosure controls and procedures were not effective as of December 31, 2005.

We have performed a thorough analysis of all of the provisions in the Notes and related agreements for embedded derivatives under FASB Statement No.133 and the related EITF and SEC rules, in an effort to ensure that this Form 10-K/A reflects all necessary adjustments. We are also designing and evaluating the internal control procedures necessary to help ensure that new debt and equity instruments, as well as changes to existing debt and equity instruments, will be accounted for in accordance with generally accepted accounting principles.

CERTIFICATIONS. Pursuant to the rules of the SEC, Item 15 of Part IV of the Original Filing has been amended to contain currently-dated certifications from our Chief Executive Officer and Chief Financial Officer, as required by Section 302 of the Sarbanes-Oxley Act of 2002. The certifications of our Chief Executive Officer and Chief Financial Officer are attached to this Form 10-K/A as Exhibits
31.1 and 31.2, respectively.

                                ATS Medical, Inc.

                           Consolidated Balance Sheets
                        (In Thousands, Except Share Data)

                                                                                  DECEMBER 31
                                                                             2005
                                                                          (RESTATED)            2004
                                                                          ----------          --------
ASSETS
Current assets:
   Cash and cash equivalents                                              $   16,620          $  8,302
   Short-term investments                                                      5,089             7,692
                                                                          ----------          --------
                                                                              21,709            15,994
   Accounts receivable, less allowance of $360 in 2005
     and $388 in 2004                                                         10,453             7,893
   Inventories, net                                                           21,286            24,303
   Prepaid expenses                                                            1,204             1,053
                                                                          ----------          --------
Total current assets                                                          54,652            49,243

Leasehold improvements, furniture, and equipment, net                          8,330             7,650

Inventories                                                                        -             3,000

Intangible assets                                                             22,015            18,720

Other assets                                                                     446               438
                                                                          ----------          --------
Total assets                                                              $   85,443          $ 79,051
                                                                          ==========          ========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Accounts payable                                                       $    3,598          $  4,049
   Due to related party                                                           90               217
   Accrued compensation                                                        2,394             1,797
   Accrued distributor liabilities                                               752               527
   Other accrued liabilities                                                     568               430
   Current maturities of note payable                                            833               764
                                                                          ----------          --------
Total current liabilities                                                      8,235             7,784

Convertible senior notes payable, net of unamortized
    discounts and bifurcated derivative of $3,320                             19,080                 -
Note payable                                                                     903             1,736
Due to related party                                                               -                90

Shareholders' equity:
   Common Stock, $0.01 par value:
     Authorized shares - 40,000,000
     Issued and outstanding shares - 31,114,131 in 2005 and
       30,889,637 in 2004                                                        311               309
   Additional paid-in capital                                                139,743           136,562
   Accumulated deficit                                                       (82,199)          (67,501)
   Accumulated other comprehensive income (loss)                                 (64)               95
   Deferred compensation                                                        (566)              (24)
                                                                          ----------          --------
Total shareholders' equity                                                    57,225            69,441
                                                                          ----------          --------
Total liabilities and shareholders' equity                                $   85,443          $ 79,051
                                                                          ==========          ========

See accompanying notes.

                                ATS Medical, Inc.

                      Consolidated Statements of Operations
                    (In Thousands, Except Per Share Amounts)

                                                                           YEAR ENDED DECEMBER 31
                                                                  2005
                                                               (RESTATED)             2004              2003
                                                               ----------           --------          --------
Net sales                                                      $   34,636           $ 28,015          $ 18,484
Cost of goods sold                                                 22,828             21,227            17,632
                                                               ----------           --------          --------
Gross profit                                                       11,808              6,788               852

Operating expenses:
   Sales and marketing                                             18,948             16,520            10,180
   Research and development                                         1,733              1,011             1,764
   General and administrative                                       7,314              5,954             4,350
   Gain on extinguishment of debt                                       -                  -            (2,575)
                                                               ----------           --------          --------
Total operating expenses                                           27,995             23,485            13,719
                                                               ----------           --------          --------
Operating loss                                                    (16,187)           (16,697)          (12,867)

Interest income                                                       323                156                81
Interest expense                                                     (659)              (102)             (506)
Change in value of derivative liability bifurcated from
   convertible senior notes                                         1,825                  -                 -
                                                               ----------           --------          --------

Net loss                                                       $  (14,698)          $(16,643)         $(13,292)
                                                               ==========           ========          ========

Net loss per share:
   Basic and diluted                                           $    (0.47)          $  (0.58)         $  (0.55)

Weighted average number of shares outstanding:
   Basic and diluted                                               31,009             28,856            24,076

See accompanying notes.

                                ATS Medical, Inc.

            Consolidated Statement of Changes in Shareholders' Equity
                                 (In Thousands)

                                                                         ACCUMULATED
                                       COMMON STOCK        ADDITIONAL       OTHER
                                    ------------------      PAID-IN     COMPREHENSIVE    DEFERRED     ACCUMULATED
                                    SHARES      AMOUNT      CAPITAL     INCOME (LOSS)  COMPENSATION     DEFICIT        TOTAL
                                    ------      ------     ----------  --------------  ------------   -----------    --------
Balance at December 31, 2002        22,306      $  223     $  111,474      $  (4)              -       $(37,566)     $ 74,127
Common Stock issued under the
   Employee Stock Purchase Plan         37           1             55                          -                           56
Stock options exercised                 36           -            111          -               -              -           111
Common stock issued in
   private placement, net of
   offering costs                    4,400          44         11,381          -               -              -        11,425
Stock option issued for services         -           -            218          -               -              -           218
Deferred compensation related
   to stock options                      -           -            173          -            (173)             -             -
Amortization of deferred
   compensation                          -           -              -          -             103              -           103
Change in foreign currency
   translation                           -           -              -         55               -              -            55
Net loss for the year                    -           -              -          -               -        (13,292)      (13,292)
                                                                                                                     --------
Comprehensive loss                                                                                                    (13,237)
                                    ------      ------     ----------      -----        --------       --------      --------
Balance at December 31, 2003        26,779         268        123,412         51             (70)       (50,858)       72,803
Common Stock issued under the
   Employee Stock Purchase Plan         90           1            297          -               -              -           298
Stock options exercised                334           3            458          -               -              -           461
Common stock issued in private
   placement, net of offering
   costs                             3,687          37         12,381          -               -              -        12,418
Deferred compensation related
   to stock options                      -           -             14          -             (14)             -             -
Amortization of deferred
   compensation                          -           -              -          -              60              -            60
Change in foreign currency
   translation                           -           -              -         44               -              -            44
Net loss for the year                    -           -              -          -               -        (16,643)      (16,643)
                                                                                                                     --------
Comprehensive loss                                                                                                    (16,599)
                                    ------      ------     ----------      -----        --------       --------      --------
Balance at December 31, 2004        30,890         309        136,562         95             (24)       (67,501)       69,441
Common Stock issued under the
   Employee Stock Purchase Plan        120           1            347          -               -              -           348
Stock options exercised                104           1            185          -               -              -           186
Warrants issued in connection
   with sale of convertible
   debt securities                       -           -          1,522          -               -              -         1,522
Deferred compensation related
   to stock options and awards           -           -          1,127          -          (1,127)             -             -
Amortization of deferred
   compensation                          -           -              -          -             585              -           585
Change in foreign currency
   translation                           -           -              -       (159)              -              -          (159)
Net loss for the year                    -           -              -          -               -        (14,698)      (14,698)
                                                                                                                     --------
Comprehensive loss                                                                                                    (14,857)
                                    ------      ------     ----------      -----        --------       --------      --------
BALANCE AT DECEMBER 31, 2005
  (RESTATED)                        31,114      $  311     $  139,743      $ (64)       $   (566)      $(82,199)     $ 57,225
                                    ======      ======     ==========      =====        ========       ========      ========

See accompanying notes.

                                ATS Medical, Inc.

                      Consolidated Statements of Cash Flows
                                 (In Thousands)

                                                                 YEAR ENDED DECEMBER 31
                                                             2005
                                                          (RESTATED)     2004        2003
                                                          ----------   --------    --------
OPERATING ACTIVITIES
Net loss                                                   $(14,698)   $(16,643)   $(13,292)
Adjustments to reconcile net loss to net cash
   used in operating activities:
     Depreciation                                             1,563       1,088         792
     Loss on disposal of equipment                               35          17           4
     Non-cash interest expense                                  136          12         320
     Compensation expense related to stock options              585          60         321
     Change in value of convertible senior notes
         derivative liability                                (1,825)          -           -
     Gain on extinguishment of debt                               -           -      (2,575)
     Lower of cost or market adjustment                         700         819       4,400
     Changes in operating assets and liabilities:
       Accounts receivable                                   (2,560)     (2,954)     (1,382)
       Inventories                                            5,317       9,255      11,099
       Accounts payable and accrued expenses                    292       3,779         (42)
       Other                                                   (163)       (543)       (125)
                                                           --------    --------    --------
Net cash used in operating activities                       (10,618)     (5,110)       (480)

INVESTING ACTIVITIES
Purchases of short-term investments                          (5,503)     (8,688)     (5,231)
Maturities of short-term investments                          8,106       2,999       5,729
Payments for technology license                                   -           -     (12,000)
Payments for other intangibles                               (1,817)       (232)          -
Purchases of leasehold improvements, furniture, and
   equipment                                                 (2,278)     (2,860)       (665)
                                                           --------    --------    --------
Net cash used in investing activities                        (1,492)     (8,781)    (12,167)

FINANCING ACTIVITIES
Sale of convertible senior notes, net of financing costs     20,817           -           -
Advances (payments) on note payable                            (764)      2,500           -
Net proceeds from issuance of common stock                      534      13,177      11,592
                                                           --------    --------    --------
Net cash provided by financing activities                    20,587      15,677      11,592

Effect of exchange rate changes                                (159)         44          55
                                                           --------    --------    --------
Increase (decrease) in cash and cash equivalents              8,318       1,830      (1,000)
Cash and cash equivalents at beginning of year                8,302       6,472       7,472
                                                           --------    --------    --------
Cash and cash equivalents at end of year                   $ 16,620    $  8,302    $  6,472
                                                           ========    ========    ========

SUPPLEMENTAL CASH FLOW INFORMATION
  Net cash paid during the year for:
      Interest                                             $    201    $     82    $     11
                                                           ========    ========    ========

See accompanying notes.

                                ATS Medical, Inc.

                   Notes to Consolidated Financial Statements

2. RESTATEMENT OF FINANCIAL STATEMENTS

The Company has restated its financial statements for 2005. In addition, certain disclosures in notes 1, 7, 12 and 17 of the notes to the consolidated financial statements in this report have been revised to reflect the restatement adjustments. The determination to restate these financial statements was made after an error was discovered in June 2006 in the accounting for embedded derivatives related to its Convertible Senior Notes (the Notes) under Financial Accounting Standards Board (FASB) Statement No.133, Accounting for Derivative Instruments and Hedging Activities and related Emerging Issues Task Force (EITF) and Securities and Exchange Commission (SEC) rules.

The Convertible Senior Notes agreement permits Note holders to exchange their debt instruments for common stock at a conversion rate of $4.20 per share. The Company had insufficient authorized common shares as of the closing date, which requires this embedded instrument to be bifurcated from the debt agreement and classified as a liability in accordance with EITF 00-19. In addition, certain other features have been identified as derivatives and included in the liability as described in Note 7. The adjustments made to restate the financial statements as of and for the year ended December 31, 2005 were:

      (a) Establish the beginning value ($4.6 million) of the derivative liability bifurcated from the Notes and the offsetting discount.

      (b) Amortize the discount to interest expense from the date of issuance of the Notes and adjust amortization on the discount related to warrants issued with the Notes, resulting in a net reduction to interest expense.

      (c) Adjust the Notes bifurcated derivative liability to fair value at December 31, 2005, resulting in non-operating other income of $1.8 million.

The following table presents the effect of the restatement on the balance sheet (dollars in thousands):

                                                                       DECEMBER 31, 2005
                                               -----------------------------------------------------------------
                                               AS PREVIOUSLY                      ADJUSTMENT
                                                 REPORTED       ADJUSTMENTS       DESCRIPTION        AS RESTATED
                                               -------------    -----------       -----------        -----------
Convertible senior notes payable, net of
unamortized discount and bifurcated
derivative of $3,320                              $ 20,945        $ (1,865)       (a) (b) (c)        $   19,080

Accumulated deficit                               $(84,064)       $  1,865          (b) (c)          $  (82,199)

The following table presents the effect of the restatement on the statement of operations (dollars in thousands):

                                                                    YEAR ENDED DECEMBER 31, 2005
                                                ------------------------------------------------------------------
                                                AS PREVIOUSLY                       ADJUSTMENT
                                                   REPORTED       ADJUSTMENTS       DESCRIPTION        AS RESTATED
                                                -------------     -----------       -----------        -----------
Operating loss                                  $     (16,187)                                         $   (16,187)

Interest income                                           323                                                  323
Interest expense                                         (699)             40           (b)                   (659)
Change in value of derivative liability
   bifurcated from convertible senior notes                 -           1,825           (c)                  1,825
                                                -------------     -----------                          -----------

Net loss                                        $     (16,563)    $     1,865                          $   (14,698)
                                                =============     ===========                          ===========

Net loss per share:
   Basic and diluted                            $       (0.53)    $      0.06                          $     (0.47)

Weighted average number of shares outstanding:
   Basic and diluted                                   31,009               -                               31,009

The following table presents the effect of the restatement on the statement of cash flows (dollars in thousands):

                                                                  YEAR ENDED DECEMBER 31, 2005
                                                ------------------------------------------------------------------
                                                AS PREVIOUSLY                       ADJUSTMENT
                                                   REPORTED       ADJUSTMENTS       DESCRIPTION        AS RESTATED
                                                -------------     -----------       -----------        -----------
OPERATING ACTIVITIES

Net loss                                          $(16,563)        $   1,865         (b) (c)            $(14,698)
Adjustments to reconcile net loss to net
   cash used in operating activities:
     Depreciation                                    1,563                                                 1,563
     Loss on disposal of equipment                      35                                                    35
     Non-cash interest expense                         176               (40)         (b)                    136
     Compensation expense related to stock
       options                                         585                                                   585
     Change in value of derivative
       liability bifurcated from
       convertible senior notes                          -            (1,825)         (c)                 (1,825)
     Lower of cost or market adjustment                700                                                   700
     Changes in operating assets and
       liabilities:
       Accounts receivable                          (2,560)                                               (2,560)
       Inventories                                   5,317                                                 5,317
       Accounts payable and accrued
         expenses                                      292                                                   292
       Other                                          (163)                                                 (163)
                                                  --------         ---------                            --------
Net cash used in operating activities             $(10,618)                -                            $(10,618)

7. LONG-TERM DEBT (RESTATED)

On October 7, 2005 and October 12, 2005, the Company sold a combined $22.4 million aggregate principal amount of 6% Convertible Senior Notes due 2025 (Notes) and issued warrants to purchase 1,344,000 shares of the Company's common stock (Warrants). Interest is payable under the Notes each April and October, beginning in 2006.

The Warrants are exercisable at $4.40 per share and expire in 2010. The Company has reserved 105% of the shares necessary for the exercise of the Warrants. The Warrants were valued at $1.13 per share using the Black-Scholes valuation model. The total value of the Warrants on the date of issuance was $1.5 million, is treated as a discount to the Convertible Senior Notes and is amortized to interest expense over the 20 year life of the Notes using the effective interest method.

The Notes are convertible into common stock at any time at a fixed conversion price of $4.20 per share, subject to adjustment under certain circumstances including, but not limited to, the payment of cash dividends on common stock. If fully converted, the Notes would convert into 5,333,334 shares of the Company's common stock. At the date of issuance of the Notes, the Company had 844,406 shares of its common stock available for the Note holders if conversion was elected. The Company has agreed to ask its shareholders for approval to increase its authorized shares at its next regularly scheduled shareholder meeting. If the Note holders convert their notes prior to receiving approval for additional authorized shares, the Company has the right to make settlement in cash, or at the Company's option, with a combination of cash and shares.

The Note holders also have the right to require the Company to repurchase the Notes at 100% of the principal amount plus accrued and unpaid interest on October 15 in 2010, 2015 and 2020 or in connection with certain corporate change of control transactions. If the Note holders elect to convert the Notes prior to October 15, 2010 in connection with certain corporate change of control transactions, the Company will increase the conversion rate for the notes surrendered for conversion by a number of additional shares based on the stock price of the Company on the date of the change of control.

The Company has the right to redeem the Notes at 100% of the principal amount plus accrued and unpaid interest at any time on or after October 20, 2008. At any time prior to maturity, the Company may also elect to automatically convert some or all of the Notes into shares of its common stock if the closing price of the common stock exceeds $6.40 for a period as specified in the indenture. If an automatic conversion of the Notes occurs prior to October 15, 2008, the Company will make an additional payment to the Note holders equal to three full years of interest, less any interest actually paid or provided for prior to the conversion date. This payment can be made, at the option of the Company, either in cash or common stock.

The Company agreed to file a Registration Statement on Form S-3 covering the resale of all of the Registrable Securities using its best efforts to have the Registration Statement declared effective within 120 days of the closing. Depending on the length of time after this 120 day period for the Registration Statement to be declared effective, the penalty can range from .8% to 1.2% of the principal amount of the Notes.

The Company has analyzed all of the above provisions in the Convertible Notes and related agreements for embedded derivatives under FASB Statement No.133, Accounting for Derivative Instruments and Hedging Activities and related Emerging Issues Task Force (EITF) and Securities and Exchange Commission (SEC) rules. The Company has determined that four such provisions in the convertible debt agreement are considered derivatives under FASB Statement No. 133:

      - The embedded written option relating to the common stock that may be potentially issuable upon conversion

      - The option for Note holders to put back debt to the Company in connection with certain corporate change of control transactions

      - The provision relating to an additional payment in connection with the automatic conversion of the Notes prior to October 15, 2008

      - The provision to increase the conversion rate in the event of a change in control transaction

The Company prepared or obtained third party valuations of each of the above derivatives and recorded a $4.6 million liability on the date of issuance of the Notes, with an offsetting discount to the Convertible Senior Notes.

The derivative liability was adjusted to fair value at December 31, 2005, with the resulting $1.8 million change in valuation credited to other income. The liability was $2.8 million at December 31, 2005. The derivative liability is presented in the balance sheet in the same line as the Convertible Senior Notes

The discount related to the derivative liability is being amortized to interest expense using the effective interest method over 20 years. At December 31, 2005, the remaining unamortized discount relating to the Warrants and the derivative liability was $6.1 million.

In July 2004 the Company entered into an agreement with Silicon Valley Bank to establish a secured revolving credit facility for $8.5 million. Under terms of the agreement, the Company received a $2.5 million three-year term loan as well as a two-year $6.0 million line of credit. Borrowings available under the line of credit are based on certain receivable and inventory balances. At December 31, 2005, the Company is eligible to borrow $4.4 million on the line of credit. The term loan carries an interest rate of prime plus 1.0% with a minimum of 5.25%. At December 31, 2005, the actual rate was 8.25%. The line of credit carries an interest rate of prime plus 1.5% with a minimum rate of 5.75%. The credit facility contains two financial covenants, a liquidity ratio and a minimum tangible net worth. Under an amendment to the secured credit facility agreement effective April 1, 2005, the financial covenants were amended to require a liquidity ratio of not less than 2.0 to 1.0 and a tangible net worth of at least $39 million through June 30, 2005, and $36 million thereafter. At December 31, 2005, the Company was in compliance with its financial covenants.

During 2004 the Company drew down all $2.5 million of the three-year term loan. The term loan carries 36 equal installment payments which began in February 2005. The future maturities of the long-term debt are $0.8 million in 2006 and 2007 and $0.1 million in 2008. The Company has not drawn any advances and accordingly has no outstanding balances on the line of credit at December 31, 2005.